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                                                                    Exhibit 99.1

PRESS RELEASE

                              TRICOM ANNOUNCES THE CONCLUSION
                           OF ITS RIGHTS OFFERING; SUBSCRIPTION
                           RECEIVED FOR 1,170,920 ADSS FOR GROSS
                               PROCEEDS OF US$44.7 MILLIONS

SANTO DOMINGO, Dominican Republic - January 3, 2002 - TRICOM (NYSE:TDR), a leading integrated communications provider in the Dominican Republic, and a facilities-based long distance carrier in the U.S. and Puerto Rico, announces the completion of the rights offering to holders of its outstanding Class A common stock, Class B stock and American Depository Shares (ADSs). The capital increase involved the offer of 16,492,522 newly issued Class A common stock for a maximum aggregate amount of approximately US$66 million, which amount did not include US$40 million previously advanced by GFN Corporation Ltd., TRICOM's principal shareholder, for the purchase of 10 million shares of Class A common stock.

The subscription period ended December 27, 2001. Approximately 1,170,920 newly issued ADSs, each representing one share of Class A common stock were subscribed for, representing gross proceeds of approximately US$4.7 million.

ABOUT TRICOM
TRICOM (www.tricom.net) is a regional telecommunications provider in the U.S., Caribbean and Central America. In the Dominican Republic we offer local, long distance, cable TV entertainment, mobile telephony, as well as broadband data transmission services. Through TRICOM USA, we own switching facilities in New York, Miami and Puerto Rico, providing us with end-to-end connectivity, and are one of the few Latin American long distance carriers that have a United States licensed subsidiary.

                                       ###

THIS STATEMENT MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS, WHICH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE AND ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE, OR EXPECTATIONS OF THE COMPANY. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.